genetic technologies

ASX ANNOUNCEMENT
31 January 2018

Results from 31 January 2018 General Meeting

Melbourne, Australia; 31 January 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company") advises that a General Meeting of shareholders that had been requisitioned pursuant to section 249D of the Corporations Act was held at 10.00 am today (Melbourne time).

At the commencement of the meeting, the appointed Chairman of the meeting, advised that resolution 1, removal of Dr Malcolm R. Brandon as a Director and resolution 2, removal of Mr Grahame Leonard, AM, as a Director had been withdrawn as a result of the resignations of these Directors.

In accordance with Listing Rule 3.13.2 and section 251AA of the *Corporations Act 2001(Cth)*, details of the proxies received in respect of each resolution put to shareholders are set out in **Table 1** to this announcement. The four (4) resolutions that were put before the shareholders were passed on a show of hands.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian
Director
Genetic Technologies Limited
+ 61 3 8412 7000

Jason Wong (USA))
Blueprint Life Science Group
+1 (415) 375 3340, Ext. 4

About Genetic Technologies Limited
Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus* is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGen*plus*, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

genetic technologies

Table 1 - Proxy results for 31 January 2018 General Meeting

	Manner in which the securityholder directed the proxy vote				
Description of Resolution	**For**	**Against**	**Discretionary Chairman ***	**Discretionary Other**	**Abstain**
1. Removal of Dr M Brandon as a Director Numbers of votes received	Resolution withdrawn at commencement of the meeting				
2. Removal of Mr G Leonard as a Director Numbers of votes received	Resolution withdrawn at commencement of the meeting				
3. Removal of Mr E Buccilli as a Director Numbers of votes received Percentage of votes cast	344,848,740 56.9%	260,318,699 43.0%	334,728 0.1%	21,560 0.0%	2,455,200
4. Appointment of Mr S Lee as a Director Numbers of votes received Percentage of votes cast	345,391,965 57.0%	259,553,860 42.9%	553,914 0.1%	21,560 0.0%	2,457,628
5 Appointment of Mr P Rubenstein as a Director Numbers of votes received Percentage of votes cast	345,523,080 57.1%	259,441,345 42.8%	553,914 0.1%	21,560 0.0%	2,439,028
6 Appointment of Mr J Muchnicki as a Director Numbers of votes received Percentage of votes cast	344,037,980 56.8%	260,840,495 43.1%	553,914 0.1%	21,560 0.0%	2,524,978

**Discretionary votes in favour of the Chair of the meeting – voted against the resolution*

Note: The Company currently has a total of **2,435,282,724** ordinary shares on issue and **3,596** registered shareholders.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040